# Momentus Securities LLC

**Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2024**

## UNITED STATES
### SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | Nov. 30, 2026 |
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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| **8-70499** |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___

MM/DD/YY        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RPS Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer    ☐Security-based swap dealer    ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Broadway, Suite 2320

(No. and Street)

| New York | NY | 10018 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jaime Aldama | 917-328-7063 | jaldama@momentussecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, middle name)

| 14 Sylvan Way | Parsippany | NJ | 07054-3801 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 596 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jaime Aldama, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RPS Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signa ┌─ DocuSigned by:

└─ 1F16E3DA84994BE...

Title: President

Notary Public

**This filing\*\* contains (check all applicable boxes):**

☒  (a) Statement of financial condition.

☒  (b) Notes to consolidated statement of financial condition.

☐  (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐  (d) Statement of cash flows.

☐  (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐  (f) Statement of changes in liabilities subordinated to claims of creditors.

☐  (g) Notes to consolidated financial statements.

☐  (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐  (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐  (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐  (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR  240.18a-4, as applicable.

☐  (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐  (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐  (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐  (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐  (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒  (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐  (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐  (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒  (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐  (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐  (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐  (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐  (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐  (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐  (z) Other:

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR240.18a-7(d)(2), as applicable.*

**Momentus Securities LLC**
**Index**
**December 31, 2024**



Report of Independent Registered Public Accounting Firm

To the Member
Momentus Securities LLC

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Momentus Securities LLC (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Momentus Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*CohnReznick LLP*

We have served as Momentus Securities LLC's auditor since 2022.

Parsippany, New Jersey
March 28, 2025

## Momentus Securities LLC
## Statement of Financial Condition
## December 31, 2024

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,387,430 |
| Due from clearing organization | | 200,518 |
| Investments, at fair value | | 3,226,441 |
| Prepaid expenses and other assets | | 234,568 |
| Operating lease right-of-use asset | | 1,368,841 |
| Property and equipment, net | | 52,976 |
| Total assets | $ | 8,470,774 |

**LIABILITIES AND MEMBER'S EQUITY**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 1,467,717 |
| Due to affiliate | | 65,653 |
| Deferred revenue | | 153,875 |
| Operating lease liability | | 1,368,841 |
| Total liabilities | | 3,056,086 |
| **Member's equity** | | 5,414,688 |
| Total liabilities and member's equity | $ | 8,470,774 |

The accompanying notes are an integral part of this financial statement.

## 1.  Nature of operations and summary of significant accounting policies

*Nature of Business*

Momentus Securities LLC (the "Company"), formerly named RPS Securities LLC ("RPS"), is a limited liability company. RPS was organized under the laws of the State of Texas on January 15, 2020. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") since November 9, 2020.

On December 10, 2021, ROX Financial Inc. ("ROX"), the former parent of RPS, entered into a Membership Interest Purchase Agreement ("Purchase Agreement") with Alliance Securities Manager LLC ("ASM"), a Delaware limited liability company and wholly-owned subsidiary of Capital Impact Partners ("CIP"), to sell to ASM all of ROX's rights, title and interest in the Company. On February 11, 2022, the change of ownership in the Company was approved by FINRA, and shortly after, on February 17, 2022, ASM acquired all of the interests in the Company pursuant to the Purchase Agreement and renamed the Company, Alliance Securities LLC. In July 2022, the Company was renamed Momentus Securities LLC.

The Company is approved to engage in investment advisory services including merger and acquisition advisory services which may result in securities offerings. The Company is also approved to engage in firm commitment underwritings, private placement of securities and brokering certain types of securities including municipal securities.

*Basis of Presentation*

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates*

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers its investments in short-term money market mutual funds and U.S. Treasury bills to be cash equivalents. The Company defines cash equivalents as short-term, highly liquid investments with  original maturities of three months or less at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

*Due from Clearing Organization*

Due from clearing organization includes a clearing deposit of $150,000 the Company maintains with its clearing broker. The remaining receivable represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of principal transactions that have not yet been remitted from/to the clearing organization.

**Momentus Securities LLC**
**Notes to Financial Statement**
**December 31, 2024**

### 1.  Nature of operations and summary of significant accounting policies (continued)

*Fees Receivable*

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. The Company did not have any fees receivable as of December 31, 2024 and as of December 31, 2023.

*Allowance for Credit Losses*

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including cash equivalents and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the de minimus historical losses on such assets. Management does not believe that an allowance is required as of December 31, 2024.

*Revenue Recognition*

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's principal sources of revenue for the year ended December 31, 2024 were derived from the following sources: (1) purchasing and selling pools of US Small Business Administration ("SBA") loans on a principal basis; (2) fee income for introducing third parties in transactions whereby the introduced parties simultaneously buy and sell a pool of SBA loans; and (3) advisory fees for providing strategic advisory and capital raising services.

The following is a description of principal activities from which the Company generates its revenues:

In January 2024, the SBA approved the Company as an SBA Pool Assembler in the 7(a) Loan Guarantee Program. As an SBA Pool Assembler, over a period of time, the Company buys one or more SBA 7(a) loans to assemble into a pool of multiple SBA 7(a) loans and then sells the pool of SBA 7(a) loans as a security to a third party investor at the time the pool is successfully formed. Revenues from these transactions are recognized on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing

**1. Nature of operations and summary of significant accounting policies (continued)**

*Revenue Recognition (continued)*

is agreed upon and the risks and rewards of the ownership have been formally transferred through the SBA's transfer agent, Guidehouse.

Fee income includes fees earned by the Company for introducing third parties in transactions whereby the introduced parties simultaneously buy and sell a pool of SBA loans and is recognized when the transactions take place on a trade date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

The Company earns advisory fees from customers and the revenue is recognized once advisory services were provided and the Company believes that the performance obligation is satisfied. The transaction price or amount of revenue recognized is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services noted in the written agreements with its customers. At times, significant judgement may be required to determine the transaction price.

The Company may also earn success fees at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, generally on the closing date of the transaction. The Company's fee would generally be based on a percentage of the gross proceeds of the offering.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had contract liabilities of $180,000 as of December 31, 2023. As of December 31, 2024, the Company had contract liabilities of $153,875 classified as deferred revenue in the accompanying statement of financial condition.

*Valuation of Assets and Liabilities – Definition and Hierarchy*

In accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The Company records its investments at fair value. The Company's investments in SBA 7(a) loans are for trading purposes and the Company generally sells these investments in a period of one to three months from the time of purchase. Therefore, the Company believes the cost of these investments represents the fair value.

## 1. Nature of operations and summary of significant accounting policies (continued)

*Valuation of Assets and Liabilities – Definition and Hierarchy (continued)*

The Company initially records its investments in SBA 7(a) loans at cost. Interest accrued or received by the Company from the date of purchase until the date these investments are sold is classified as interest income. Realized and unrealized gains and losses from the sale of the Company's investments represent the difference between the purchase cost of these investments and the sales proceeds of these investments and are classified as net gains on investments.

The fair value hierarchy  is categorized into three levels based on the inputs as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

*Property and Equipment*

Property and equipment includes furniture and equipment and is stated at cost less accumulated depreciation. The Company calculates depreciation using the straight-line method over an estimated useful life of five years.

Property and equipment at cost and accumulated depreciation was $74,597 and $21,621, respectively, with a net book value of $52,976 at December 31, 2024.

*Leases*

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in a noncancelable operating lease, for office space in New York. For accounting purposes, the Company's leases commence on the earlier of (i) the date upon which the Company obtains control of the underlying asset and (ii) the contractual effective date of a lease. The Company recognized a lease liability and a right-of-use ("ROU") asset as of June 1, 2023, which was the date they obtained control of the underlying asset. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for its lease.

The Company's incremental borrowing rate for its lease is the rate of interest it would have to pay on a collateralized borrowing to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

**Momentus Securities LLC**
**Notes to Financial Statement**
**December 31, 2024**

**1. Nature of operations and summary of significant accounting policies (continued)**

*Leases (continued)*

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

*Income Taxes*

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws.  The Company is a single member limited liability company treated as a disregarded entity for federal and state tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for tax years since 2021.

*Segment Reporting*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statement.

**2. Fair value of investments**

The assets that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2024:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market fund | $ 3,042,609 | $ - | $ - | $ 3,042,609 |
| U.S. Small Business Administration loans | - | 3,112,569 | - | 3,112,569 |
| Confirmation of Originator Fees | - | 113,872 | - | 113,872 |
| Total | $ 3,042,609 | $ 3,226,441 | $ - | $ 6,269,050 |

**Momentus Securities LLC**
**Notes to Financial Statement**
**December 31, 2024**

### 2. Fair value of investments (continued)

The Company's money market investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market investments are included in cash and cash equivalents. The Company's U.S. Small Business Administration loans ("SBA Loans") and Confirmation of Originator Fees ("COOFs") are classified within Level 2 of the fair value hierarchy because they are valued using inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities.

### 3. Operating lease

The Company entered into a sublease with CIP on April 13, 2023 to lease office space under a noncancelable operating lease in New York. For accounting purposes, the Company's sublease was effective June 1, 2023, which was the date they obtained control of the underlying asset, and expires May 31, 2033.

The Company maintains a security deposit of $87,870 on its New York office sublease. The security deposit is included in prepaid expenses and other assets in the accompanying statement of financial condition.

The following provides information about the Company's right-of-use assets and liabilities for its operating leases at December 31, 2024:

Operating lease right-of-use asset $1,368,841
Operating lease liability $1,368,841

Weighted average remaining lease term (in years): 8.4 years
Weighted average discount rate: 3.61%

The Company has elected to use its incremental borrowing rate for real estate leases. The Company uses rates on US government securities for periods comparable with lease terms as risk-free rates.

Annual maturity analysis of the Company's lease liabilities as of December 31, 2024 are as follows:

| Years ending December 31: | | |
|---|---|---|
| 2025 | $ | 190,385 |
| 2026 | | 190,385 |
| 2027 | | 190,385 |
| 2028 | | 190,385 |
| 2029 | | 187,087 |
| Thereafter | | 630,468 |
| Total minimum lease payments | | 1,579,095 |
| Less: imputed interest | | (210,254) |
| Present value of lease liability | $ | 1,368,841 |

**Momentus Securities LLC**
**Notes to Financial Statement**
**December 31, 2024**

4. **Related party transactions**

*Loan Agreements*

During the year ended December 31, 2024, the Company entered into three separate loan agreements with ASM. The loan proceeds advanced to the Company were used in the ordinary course of business to purchase SBA 7(a) loans. The first loan agreement allows the Company to receive principal loan advances up to $8,333,333. This loan has a scheduled maturity date of May 1, 2027 to pay the principal amount due in full with partial principal payments due prior to May 1, 2027 along with an extension clause of the terms. The loan principal accrues interest at a stated rate per annum with interest payments due to ASM on a quarterly basis.  The Company received the full $8,333,333 principal of this loan from ASM in April 2024. The Company made quarterly interest payments to ASM pursuant to the loan agreement and repaid the principal of $8,333,333 in full along with all outstanding interest due in December 2024. The Company also entered into two additional loan agreements with ASM in August 20204 and December 2024. These two loan agreements allowed the Company to receive principal of $4,000,000 with stated scheduled maturity dates which were less than 30 days after the execution of these loan agreements. The principal and interest due from these two loans were paid in full in August 2024 and December 2024. As of December 31, 2024, there was no outstanding principal or interest payable from these loan agreements.

*Expense Sharing Agreement*

Effective March 1, 2022, the Company entered into an expense sharing agreement (the "CIP ESA") with CIP whereby CIP would provide certain administrative services in connection with the Company's operations. These included personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

For the year ended December 31, 2024, the total expenses allocated to the Company under the CIP ESA included the lease cost for the office space subleased by CIP to the Company noted above. As of December 31, 2024, the amount due from the Company to CIP was $65,653 and is classified as due to affiliate in the accompanying statement of financial condition.

5. **Concentrations**

The Company maintains its cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

## 6. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer with operations consisting primarily of purchasing and selling pools of SBA loans on a principal basis and providing investment banking services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment assets and liabilities are the same as those reported in the Company's accompanying statement of financial condition.

## 7. Contingencies

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. The clearing deposit of $150,000 is pursuant to this agreement and is included in due from clearing organization in the statement of financial condition.

From time to time, the Company could be involved in claims and litigations arising in the normal course of business. Management is not aware, at this time, of any amount of reasonably foreseeable losses in connection with such litigations that are reasonably expected to be material to the Company's financial statement.

## 8. Net capital requirement

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). Effective January 19, 2024, the Company voluntarily elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

As of December 31, 2024, the Company had net capital of $4,675,786, which was $4,425,786 in excess of the minimum net capital required.

9. **Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for the other business activities and are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

10. **Subsequent events**

The Company has evaluated subsequent events through March 28, 2025, the date that the accompanying financial statement was available to be issued. On February 5, 2025, the Company entered into a loan agreement with ASM to borrow a principal amount of $5,000,000. This loan had a scheduled maturity date of March 5, 2025 accruing interest at a stated rate per annum.  On February 27, 2025, the Company repaid ASM in full the entire principal and related interest. There were no other significant subsequent events which would require recognition or disclosure in the accompanying financial statement.